Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Nine Months Ended September 30,	2013	2012
Fixed charges:
Interest expense including
amortization of debt discount	$398	$407
Portion of rentals representing an interest factor	89	97
Total fixed charges	$487	$504

Earnings available for fixed charges:
Net income	$3,214	$2,907
Equity earnings net of distributions	(38)	(41)
Income taxes	1,951	1,771
Fixed charges	487	504
Earnings available for fixed charges	$5,614	$5,141

Ratio of earnings to fixed charges	11.5	10.2

43